Exhibit 99.1

Renren Announces Initiation of Legal Proceedings by Kaixin

BEIJING, China—August 26, 2020—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) (“Kaixin”) as well as several U.S.-based SaaS businesses, today announced that Kaixin had recently initiated legal proceedings against non-controlling shareholders of three of its dealerships due to disputes over operating issues. These three dealerships accounted for a majority of Kaixin’s revenues in 2019.

In addition, the COVID-19 pandemic has a material adverse impact on Kaixin’s used-car dealership business and Kaixin has experienced a significant loss of revenues.

To resolve these serious challenges to its operations, Kaixin has been reexamining the business model and has decided to put a halt to its used-car dealership business operations. As a result, Kaixin expects that its revenues in the second quarter in 2020 will be significantly lower than the revenues in the prior periods and it may not have meaningful revenues starting from the third quarter of 2020.

Kaixin generated 95.7% of Renren’s revenues in 2019.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several US-based SaaS business. Renren’s ADSs, each currently representing forty-five (45) Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K referred to above and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com